

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 8, 2017

Via Email
Takumi Kitamura
Chief Financial Officer
Nomura Holdings, Inc.
9-1 Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re: Nomura Holdings, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2016**
> **Filed June 23, 2016**
> **File No. 001-15270**

Dear Mr. Kitamara:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2016

Liquidity and Capital Resources, page 59

1. Please discuss in your next relevant filing the risks from relying on repurchase agreements as a funding source for your liquidity, given their short term nature and when funding availability may be volatile   Please also discuss the alternate sources of financing available and how you evaluate these potential funding sources considering economic conditions in your operating markets.

Notes to The Consolidated Financial Statements

Note 15. Income Taxes, Page F-111

2. Please tell us and revise future filings to disclose in greater detail the tax benefit recognized
    on the devaluation of investments in subsidiaries and affiliates. Refer to ASC 740-10-50-14.

    We remind you that the company and its management are responsible for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

    You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have
questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services